UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2021

NEOS THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37508	27-0395455
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2940 N. Highway 360

Grand Prairie, TX 75050

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (972) 408-1300

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INTRODUCTORY NOTE

On March 19, 2021, Neos Therapeutics, Inc., a Delaware corporation (the “Company” or “Neos”), completed its previously announced merger (the “Merger”) with Aytu BioScience, Inc. (“Aytu” or “Parent”) and Neutron Acquisition Sub, Inc., a wholly owned subsidiary of Aytu (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of December 10, 2020, by and among Parent, Merger Sub and Neos (the “Merger Agreement”). Neos was the surviving corporation of the Merger and, as a result of the Merger, has become a wholly owned subsidiary of Parent (the “Surviving Corporation”).

Item 1.01 Entry into a Material Definitive Agreement

In connection with the closing of the Merger, Aytu entered into a Consent, Waiver and Sixth Amendment to Facility Agreement, dated as of March 19, 2021 (the “Deerfield Consent, Waiver and Amendment”), by and among Neos as borrower, Neos Therapeutics Brands, LLC, Neos Therapeutics, LP, Neos Therapeutics Commercial, LLC and PharmaFab Texas, LLC, as guarantors (collectively with Neos, the “Neos Obligors”), Deerfield Private Design Fund III L.P. and Deerfield Partners, L.P., as lenders (the “Deerfield Lenders”) and Deerfield Mgmt, L.P. as collateral agent. Pursuant to the Deerfield Consent, Waiver and Amendment, the Deerfield Lenders (i) consent to certain amendments to the ABL Documents (the “ABL Amendments”), (ii) irrevocably waive defaults related to “going concern” qualifications to Neos’ financial statements and any other defaults that would otherwise result without such waiver, (iii) irrevocably waive their right to impose the default rate of interest as provided for in the Facility Agreement, dated as of May 11, 2016 (the “Deerfield Facility Agreement”), by and among Neos and Deerfield Private Design Fund III, L.P. and Deerfield Special Situations Fund, L.P., as the lenders thereunder. Certain other modifications were made to the Deerfield Facility Agreement to reflect the consummation of the Merger and the status of Neos as a wholly-owned subsidiary of Aytu and (iv) join Aytu and its subsidiaries as guarantors of the obligations owed by Neos under the Deerfield Facility Agreement and subject Aytu and its subsidiaries to certain restrictive covenants including limitations on the incurrence of debt, granting of liens and transfers of assets of Aytu and its subsidiaries and (v) makes certain other modifications to the Deerfield Facility Agreement to reflect the consummation of the Merger and the status of Neos as a wholly-owned subsidiary of Aytu. Such modifications also include the prepayment of $15,000,000 of the principal of the loan plus any interest thereon that would have otherwise accrued through May 10, 2021 under the Deerfield Facility Agreement on the date of the consummation of the Merger (in lieu of payment of the same on May 11, 2021) and the elimination of the right of the Deerfield Lenders to convert outstanding amounts of the loans into conversion shares and Neos’ rights to make payments to Deerfield Lenders in the form of shares of common stock.

In connection with the closing of the Merger, Aytu entered into a Consent, Waiver and Amendment No. 1 to Loan and Security Agreement, dated as of March 19, 2021 (the “Encina Consent, Waiver and Amendment”), by and among the Neos Obligors and Encina Business Credit, LLC, as lender and agent (the “Encina Lender”). Pursuant to the Encina Consent, Waiver and Amendment, the Encina Lender (i) consents to the change in control of Neos that will result from the consummation of the Merger, (ii) consents, on the date of the consummation of the Merger, to the prepayment of $15,000,000 of the principal of the loan under the Deerfield Facility Agreement plus any interest thereon that would have otherwise accrued through May 10, 2021 under the Deerfield Facility Agreement, (iii) irrevocably waives all defaults resulting from inclusion of “going concern” qualifications in Neos’ audited financial statements for the year ending December 31, 2020, (iv) irrevocably waives the right to impose the default rate of interest as to the extent arising from such defaults under and as provided for in the Loan and Security Agreement, dated as of October 2, 2019, by and among Neos, certain affiliates of Neos party thereto and the Encina Lender (the “Encina Loan Agreement”) and (v) makes certain other modifications to the Encina Loan Agreement to reflect the consummation of the Merger and the status of Neos as a wholly-owned subsidiary of Aytu, in each case subject to the terms and conditions of the Encina Consent, Waiver and Amendment.

The foregoing descriptions of the Deerfield Consent, Waiver and Amendment and the Encina Consent, Waiver and Amendment are not complete and are qualified in their entirety by reference to the Deerfield Consent, Waiver and Amendment and the Encina Consent, Waiver and Amendment, respectively, which are filed as Exhibits 10.1 and 10.2, respectively, hereto and are incorporated herein by reference.

Item 2.01. Completion of Acquisition or Disposition of Assets

As described above in the Introductory Note to this Current Report on Form 8-K, on March 19, 2021, Neos completed the Merger pursuant to the Merger Agreement and became a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time) was automatically converted into the right to receive (1) 0.1088 shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”) (the “Exchange Ratio”) and (2) any cash in lieu of fractional shares of Parent Common Stock. As a result of the Merger, holders of shares of Company Common Stock immediately prior to the Effective Time will receive approximately 5,447,000 shares of Parent Common Stock for their shares of Company Common Stock, with the total consideration valued at approximately $53,000,000 million, based on the closing price of the Parent Common Stock on March 19, 2021.

Neos Stock Options

As of the Effective Time, each unvested option to acquire shares of Company Common Stock that was outstanding as of immediately prior to the Effective Time and that had an exercise price per share equal to or less than $0.95 was assumed by Aytu and converted into an option to acquire shares of Parent Common Stock on the same terms and conditions (including, but not limited to, any vesting, acceleration or forfeiture provisions or repurchase rights) as were applicable to such option to acquire shares of Company Common Stock immediately prior to the Effective Time (each, an “Assumed Option”), except that the number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the corresponding Assumed Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock otherwise purchasable pursuant to the corresponding Assumed Option divided by (B) the Exchange Ratio; provided, that the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner intended to be consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and, with respect to any Assumed Option intended to qualify as an “incentive stock option” under Section 422 of the Code, Section 424(a) of the Code.

Neos Restricted Stock Units

At the Effective Time, each restricted stock unit to be settled in shares of Company Common Stock issued under the Company Equity Plans (each, a “Neos RSU”) that was outstanding under any equity incentive plan of Neos as of immediately prior to the Effective Time was assumed by Aytu and converted automatically, at the Effective Time, into a restricted stock unit denominated in Parent Common Stock covering a number of shares of Parent Common Stock equal to (i) the number of shares of Company Common Stock subject to the corresponding Neos RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded, if necessary, to the nearest share of Parent Common Stock, having substantially similar terms and conditions (including, but not limited to, any vesting, acceleration, forfeiture and settlement date provisions) as were applicable to such Neos RSU as of immediately prior to the Effective Time.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 11, 2020.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On March 19, 2021, Neos notified The Nasdaq Stock Market LLC (“Nasdaq”) that the Merger was completed, and as of open of business on March 22, 2021, trading of the shares of Company Common Stock on Nasdaq was suspended. In addition, on March 19, 2021, Neos requested that Nasdaq file a delisting application on Form 25 with the Securities and Exchange Commission (the “SEC”) to report the delisting of the shares of Company Common Stock from Nasdaq. Neos intends to file a certification on Form 15 with the SEC requesting that Neos reporting obligations under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, be suspended.

Item 3.03. Material Modifications to Rights of Security Holders

The information set forth under Item 2.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.01. Changes in Control of Registrant

As a result of the Merger, a change in control of Neos occurred, and Neos is now a wholly owned subsidiary of Parent. The information set forth under the Introductory Note and Items 2.01 and 5.02 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

In accordance with the Merger, at the Effective Time, each of Alan Heller, Bryant Fong, Beth Hecht, Gerald McLaughlin, James Robinson, Greg Robitaille, John Schmid and Linda Szyper ceased serving as directors of Neos, as the directors of Merger Sub as of immediately prior to the Effective Time became the directors of the Company.

In addition, in accordance with the Merger, at the Effective Time, each named executive officer of the Company listed below ceased to hold the positions indicated beside such executive officer’s name, as the officers of Merger Sub as of immediately prior to the Effective Time became the officers of the Company:

●	Gerald McLaughlin	President and Chief Executive Officer

●	Richard Eisenstadt	Chief Financial Officer

●	John Limongelli	Senior Vice President, General Counsel and Corporate Secretary

In connection with the completion of the Merger, on March 19, 2021, Parent entered into Separation Agreements with each of Mr. McLaughlin and Mr. Limongelli. The information set forth in the section entitled “Interests of Neos’ Directors and Officers in the Merger-Severance Entitlements” set forth in the Company’s definitive proxy statement filed with the SEC on February 9, 2021, is incorporated by reference herein.

Item 5.03. Amendments to Certificate of Incorporation or Bylaws

In connection with the completion of the Merger, Neos’ amended and restated certificate of incorporation and amended and restated bylaws were further amended and restated to be the same as the certificate of incorporation and the bylaws, respectively, of Merger Sub, as in effect immediately prior to the Effective Time. Neos’ Amended and Restated Certificate of Incorporation and Neos’ Amended and Restated Bylaws are filed as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders

On March 18, 2021, the Company held its special meeting of stockholders (the “Special Meeting”). The following is a brief description of the final voting results for each of the proposals submitted to a vote of the stockholders at the Special Meeting.

(a) Proposal 1 — Adoption of the Merger Agreement. Stockholders approved the proposal to adopt the Merger Agreement, pursuant to which Merger Sub will be merged with and into Neos, with Neos surviving the Merger as a wholly-owned subsidiary of Aytu, as follows (the “Merger Proposal”):

Votes For	Votes Against	Abstentions	Broker Non-Votes
25,925,818	708,572	55,918	7,206,763

(b) Proposal 2 — Approval of the Reverse Stock Split. Stockholders approved the proposal to approve the amendment to the Neos certificate of incorporation to effect a reverse stock split of Company Common Stock, which proposal was only applicable if the Merger Proposal was not approved by the Neos stockholders or if the Merger was not completed for any other reason (the “Reverse Stock Split Proposal”), as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
32,295,167	1,471,953	129,951	N/A

(c) Proposal 3— Consider and Vote Upon an Adjournment of the Special Meeting. Stockholders approved the proposal to approve the adjournment or postponement from time to time of the Special Meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal and/or the Reverse Stock Split Proposal, as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
32,356,942	1,360,321	179,808	N/A

On March 22, 2021, Parent issued a press release announcing the completion of the Merger, which was filed as Exhibit 99.1 to the Form 8-K filed by Parent on March 22, 2021 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following exhibits are being filed herewith:

Exhibit	Description
2.1*	Agreement and Plan of Merger, dated as of December 10, 2020, by and among Neos, Parent. and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 11, 2020)
3.1	Fifth Amended and Restated Certificate of Incorporation of Neos Therapeutics, Inc.
3.2	Second Amended and Restated Bylaws of Neos Therapeutics, Inc.
10.1	Consent, Waiver and Sixth Amendment to Facility Agreement, by and among Aytu BioScience, Inc., Neos Therapeutics, Inc., Neos Therapeutics Brands, LLC, Neos Therapeutics, LP, Neos Therapeutics Commercial, LLC, PharmaFab Texas, LLC, Deerfield Private Design Fund III L.P., Deerfield Partners, L.P. and Deerfield Mgmt, L.P., dated March 19, 2021.
10.2	Consent, Waiver and Amendment No. 1 to Loan and Security Agreement, by and among Aytu BioScience, Inc., Neos Therapeutics, Inc., Neos Therapeutics Brands, LLC, Neos Therapeutics, LP, Neos Therapeutics Commercial, LLC, PharmaFab Texas, and Encina Business Credit, LLC, dated March 19, 2021.
99.1	Press Release dated March 22, 2021

*	Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEOS THERAPEUTICS, INC.

Date:	March 22, 2021	By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow
Chief Executive Officer